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                                                                        FORM RW

                              [Kinnard Letterhead]


                                September 8, 1999

                                                                       VIA EDGAR
Securities and Exchange Commission                                     ---------
450 Fifth Street N.W.
Washington, D.C., 20549-0308

       Re: Kinnard Investments, Inc. Form S-4 Registration Statement (Registration No. 333-81423)

         In accordance with Rule 477 of Regulation C of the Securities and Exchange Commission (the "Commission"), Kinnard Investments, Inc. (the "Company") hereby requests withdrawal of its Form S-4 Registration Statement (Registration No. 333-81423) (the "Registration Statement").

         The securities to be registered on the Registration Statement were to be issued by the Company in connection with the merger of MI Acquisition Corporation with and into a wholly-owned subsidiary of the Company. The Agreement and Plan of Merger with respect to the contemplated transaction has been terminated. Accordingly, the Company respectfully requests the Commission include an order withdrawing the Registration Statement in the files for the Registration Statement.

         Please forward a copy of this order to the undersigned at Kinnard Investments, Inc., 920 Second Avenue South, Minneapolis, Minnesota, 55402 and to James C. Melville at Kaplan, Strangis and Kaplan, P.A., 90 South Seventh Street, Suite 5500, Minneapolis, Minnesota, 55402.

         Should you have any questions or comments on this matter, please contact our counsel, James C. Melville of Kaplan, Strangis and Kaplan, P.A. Mr. Melville may be reached at (612) 375-1138.

         Thank you for your consideration in this matter.

                                             Very truly yours,

                                             KINNARD INVESTMENTS, INC.


                                             By:  /s/ George F. Stroebel
                                                  George F. Stroebel
                                                  Its:  Chief Financial Officer

cc:  James C. Melville